COMMENTS RECEIVED ON APRIL 4, 2007

FROM CHRISTIAN SANDOE

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)
Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Money Market Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Networking and Infrastructure Portfolio, Paper and Forest Products Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Growth Portfolio, Wireless Portfolio
POST-EFFECTIVE AMENDMENT NO. 85

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. "Fidelity Select Biotechnology Portfolio"

"Investment Summary"(prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the research, development, manufacture, and distribution of various biotechnological products, services, and processes and companies that benefit significantly from scientific and technological advances in biotechnology."

C: The Staff would like us to define which companies included will tie to the fortunes and risks of the biotechnology industry.

R: As disclosed in the "Investment Details" section, these companies may include, for example, companies engaged in the development, manufacturing, or marketing of products based in whole or in part on genetic analysis and genetic engineering. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

3. "Fidelity Select Chemicals Portfolio"

"Investment Summary"(prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the research, development, manufacture, or marketing of products or services related to the chemical process industries."

C: The Staff would like us to define which companies included will tie to the fortunes and risks of the chemicals industry.

R: As disclosed in the "Investment Details" section, these companies may include, for example, companies that produce industrial and basic chemicals, including plastics, synthetic fibers, and commodity-based paints and pigments; producers of fertilizer and other agriculture-related chemical products; manufacturers of industrial gases; and companies that produce adhesives, sealants, and other high value-added chemicals. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

4. "Fidelity Select Defense and Aerospace Portfolio"

"Investment Summary"(prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the research, manufacture, or sale of products or services related to the defense or aerospace industries."

C: The Staff would like us to define which companies included will tie to the fortunes and risks of the Defense and Aerospace industry.

R: As disclosed in the "Investment Details" section, these companies may include, for example, manufacturers of civil or military aerospace and defense equipment, parts, or products, including defense electronics and space equipment. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

5. Fidelity Select Gold Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in gold-related activities, and in gold bullion or coins."

C: The Staff believes that we should define "gold-related activities."

R: Further explanation regarding "gold-related activities" and instruments in which the fund invests, as well as a definition, is included in the "Investment Details" section of the prospectus pursuant to Item 4 of Form N-1A. Accordingly, we have not modified the disclosure.

6. "Fidelity Select Technology Portfolio"

"Investment Summary"(prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements."

C: The Staff believes that the underlined language is too broad since virtually every company would benefit significantly from technological advances and improvements.

R: As disclosed in the "Investment Details" section, these companies may include, for example, manufacturers of communications equipment, products, and services, personal computers and other computer hardware components and peripherals; companies developing and marketing internet software and services; providers of information technology and systems integration services; providers of commercial data processing and/or business outsourcing services; companies developing and producing database management, home entertainment, and educational and specialty software; manufacturers of electronic equipment, instruments or components, including copiers and faxes; semiconductor and related equipment manufacturers; and other information technology companies. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

7. All funds

"Buying and Selling Shares" (prospectuses)

"Buying Shares"

"The fund has authorized certain intermediaries and mutual funds for which FMR or an affiliate serves as investment manager to accept orders to sell shares on its behalf. When authorized intermediaries or mutual funds receive an order in proper form, the order is considered as being placed with the fund, and shares will be sold at the next NAV calculated, minus the short-term redemption fee, if applicable, after the order is received by the authorized intermediary or mutual fund."

C: The Staff questions why certain mutual funds are authorized to accept orders to buy shares on behalf of the fund.

R: Under 22c-1(a), a fund may designate a person (which the 1940 Act defines to include an investment company) in its prospectus as authorized to consummate transactions in fund shares, and the disclosure at issue is meant to explain how top funds place orders in underlying funds. As an example, if a fund of fund receives an order to buy shares in proper form before the close of business, it may then buy shares of an underlying fund after the close of business (assuming it has a pre-determined allocation to such underlying fund) and receive that day's NAV. As discussed separately with the Staff, we will be making a disclosure change in connection with this comment beginning with funds in the next round of revisions.

8. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.